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                           October 19, 2020

       Benjamin Sexson
       Chief Executive Officer
       MONOGRAM ORTHOPAEDICS INC
       3913 Todd Lane
       Austin, TX 78744

                                                        Re: MONOGRAM
ORTHOPAEDICS INC
                                                            Amendment 2 to
Offering Statement on Form 1-A
                                                            Submitted October
14, 2020
                                                            File No. 024-11305

       Dear Mr. Sexson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2020 letter.

       Amendment 2 to Form 1-A filed October 14, 2020

       Bonus Shares for Certain Investors, page 18

   1. We note your response to our prior comment 1. Please direct us to the StartEngine webpage where Monogram
shares may be "reserved" so that we may evaluate your
                                                        response and your
compliance with the conditions listed in Rule 255(b).
              You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if
       you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.
 Benjamin Sexson
MONOGRAM ORTHOPAEDICS INC
October 19, 2020
Page 2

                                         Sincerely,
FirstName LastNameBenjamin Sexson
                                         Division of Corporation Finance
Comapany NameMONOGRAM ORTHOPAEDICS INC
                                         Office of Life Sciences
October 19, 2020 Page 2
cc:       Andrew Stephenson
FirstName LastName